Offering Statement for: **Cornerstone Kids, Inc**



Cornerstone Kids

Healthy Kids and Families

Jumpstart Micro

OFFERING STATEMENT
February 2017

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Cornerstone Kids, Inc ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are Preferred Shares.

The Issuer is seeking to raise a minimum of $100,000 and maximum of $1,000,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

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The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal.

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Issuer Information

Name of issuer:	**Cornerstone Kids, Inc d/b/a Cornerstone Kids**
Legal status of issuer	
Entity Form:	Corporation
Jurisdiction of Incorporation/Organization:	South Carolina
Date of organization:	July 12, 2016
Physical address:	548 Pintail Drive, Aiken, South Carolina 29803
	Attention: Lynne Fleming, CEO
Website address:	http://www.aikencornerstonekids.com/

Intermediary/Funding Portal Information

Intermediary:	Jumpstart Micro, Inc
CIK Number:	0001664804
SEC File Number:	007-00008
CRD Number:	NA
Funding Portal Address:	jumpstartmicro.com
Compensation to Intermediary:	6% of the closing amount raised and 3% purchase warrant at the same terms as investors with 10-year expiration
Direct or Indirect interest by Intermediary:	None

The Security Offering

Type of security offered:	Preferred A-1 non-voting
Target number of securities being offered:	1,000
Price of Security:	$100.
Method of determining price:	Comparisons to competition in this market and revenue projections
Target Amount:	$100,000
Oversubscription allowed:	Yes
Allocation method of oversubscription:	First come, first serve
Maximum amount of offering:	$1,000,000
Deadline to reach target amount:	May 15, 2017
Purpose of the offering:	The Company will build, own and operate a 10,000 square foot state-of-the-art childcare facility on approximately 1.75 acres of land in Aiken, South Carolina. The facility will be the prototype for a nationwide childcare franchise focused on creating a structurally "healthy" physical environment, and early childhood education using Khan Academy as an after school learning foundation.
Ownership % by new Investors:	The goal is to raise $100,000 for 1% with over-subscription up to $1,000,000 10%
Voting rights:	No
Future annual report location:	http://www.aikencornerstonekids.com/annualreport

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

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Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

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Overview

Not all childcare centers are created equally! Introducing Cornerstone Kids, a new type of daycare where 'Healthy Kids and Families are our Main Concern' Our environment significantly reduces bacterium, viruses, or other microorganism as small and viscous as the flu virus that can cause diseases which creates a healthier environment – this Cornerstone Kids' healthier environment solution is not found in existing daycare buildings.

Cornerstone Kids is in the planning stages of building our first 10,000-square foot state-of-the-art, ecofriendly childcare facility on approximately 1.75 acres in Aiken South Carolina which is intended to become the prototype facility for 200 nationwide childcare franchise centers. What's unique is our focus on all aspects of health at the most critical time for a child as they first start to learn. Our healthy kids initiative, which is the backbone of our company, focuses on four key areas; Environment Health, Mental Health and Learning, Family Values and Nutrition.

Cornerstone Kids has outsourced the design and construction of its Aiken, South Carolina location and its projected 200 additional franchise locations to national award winning Insulsteel™ Building Sciences, LLC, headquartered in Charleston, South Carolina. Insulsteel provides architectural, engineering and manufacturing systems for constructing High Performance buildings for both the residential and commercial building markets.

Insulsteel has designed the EcoShell™, which is an innovative building enclosure system that significantly reduces energy costs, withstands hurricane winds up to 200 MPH, provides thermal insulation values equivalent to 400% greater than traditional wood framing and can meet commercial building code requirements for U.L. two-hour rated firewalls. The U.S. Green Building Council (USGBC) named Insulsteel as the Top U.S. Builder with revenues under $100 million. The U.S. Department of Energy (D.O.E.) has named Insulsteel to its "Top 1% of US Builders" in recognition of constructing ZERO ENERGY Buildings.

Since 2014, the US Environmental Protection Agency has named Insulsteel as a "Partner" in the EPA Indoor AirPLUS program. The Partner Program recognizes leading organizations who promote safer, healthier, and more comfortable indoor environments.

Cornerstone Kids research has determined that no other U.S. building enclosure system compares to Insulsteel's high-performance standards in building design, construction costs and most importantly, a safe environment for our kids' health, well-being, and cognitive development.

Insulsteel's consulting environmental scientist, Dr. Jules Elkins' Table of Contents from her Cornerstone Kids Air Quality Research Paper (*for full access to Dr. Elkins Cornerstone Kids Research Paper go to* http://www.insulsteel.com/DrElkins):


Jules Elkins, Ph.D.
Professor at The University of Texas at Austin
Ph.D. - University of California at Berkeley
M.Sc. - Oxford University, U.K.
B.S. - Middlebury College


Cornerstone Kids Protects Developing Brains and Bodies

- Did you know that there are no public health standards for the indoor air quality your child is exposed to inside a childcare building?
- What chemicals are in the air and dust in your daycare?
- Do these common chemicals in childcare centers have health effects at the levels they are present in the air and dust?
- Cornerstone Kids is challenging the industry standard for childcare facilities.

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Cornerstone Kids Protects Kids' Brains

- Did you know … the air inside a typical daycare impairs your child's ability to learn?
- A groundbreaking recent study showed thinking ability doubled in a building with healthy air! Kids learn better in healthy buildings.
- At Cornerstone Kids, healthy air means a healthy mind.

Cornerstone Kids Means a Healthier Kid!

- Kids in daycare get sick. A lot. This is hard on parents and hard on kids. But did you know that a healthy building means your child will get sick less often? Cornerstone Kids' focus on fresh air makes a world of difference - you can expect your child to get sick half as often as in a typical childcare building, with fewer ear infections mean fewer antibiotics prescriptions, and fewer lost days of work.
- Kids in daycare have more infections, are prescribed more antibiotics, and visit the doctor more often than kids who stay home. Cornerstone Kids doesn't believe it has to be this way.
- Kids in daycare get an average of 3-10 ear infections annually. This is four times the incidence of children staying home.
- Colds, asthma symptoms, allergy, and coughing is lower in well ventilated childcare centers.
- Good HVAC filtration reduced transmission of viruses like the flu.

Cornerstone Kids are Less Likely to Experience Asthma Symptoms

- Almost 9% of children in the US have asthma. Asthma triggers are common in most buildings. These include allergens like pet dander, pollen, bacteria, and mold. Fragrances can trigger symptoms, as can VOCs from cleaning products and the materials and furnishings inside a building.

At Cornerstone Kids, added asthma triggers simply do not exist. Our facilities are designed to:

- Be fragrance-free. Our signature smell is … no smell. Building materials, furnishings, and toys are all low emitting materials designed for kids' health.
- Eliminate allergens. Air filters clean pollen and bacteria from the air children breathe, shoes are removed at the door preventing allergens from being tracked in, and our healthy buildings prevent mold from colonizing in the first place.
- Be clean, naturally. We use non-toxic cleaners and integrated pest management that is safe for adults, safe for kids.

Cornerstone Kids Drink Pure, Clean Water

- At Cornerstone Kids, we filter all our drinking water with third-party independently certified water filtration systems that remove up to 15 of the most worrisome emerging contaminants. Our filters also remove chemicals, bacteria, and viruses linked with adverse health effects, such as Cryptosporidium, Giardia, lead, volatile organic chemicals (VOCs) and MTBE (methyl tertiary-butyl ether), that may be present in drinking water.[1] At Cornerstone Kids, our water is fit for a kid.

Environmental Chemicals and Child Development

- Cornerstone Kids' outside-in healthy design keeps these chemicals out of the air and dust in our facilities, and out of your child's body. How do we do it? Consider a few of our proven strategies:

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- o We start with an innovative building design that is net-zero energy, is airtight, and is constantly ventilated with a state-of-the-art filtration system for continuous *fresh* and *clean* air exchange. This keeps outdoor pollutants outside our doors.

How can we continuously demonstrate our superior Cornerstone Kids environment?

- Foobot is a smart air quality monitor which can be connected to any iOS or Android device to analyze your indoor air quality and help you track down any pollutants. It has sensors for particulate matter, gas pollutants, temperature, and humidity.
- Cubesenors track almost everything at home that would affect health and efficiency. It monitors indoor temperature, barometric pressure, ambient light and sound levels, as well as indoor air quality and relative humidity.
- Corvus is a continuous, wireless VOC monitor for Indoor Air Quality (IAQ) containing sensors for temperature, barometric pressure and humidity. Corvus utilises high sense PID technology detecting volatile organic compounds (VOCs) down to low parts-per-billion (ppb) levels.

It is anticipated that the Company will be able to initially acquire the Property for Two Hundred Fifty Thousand Dollars ($250,000) and is currently under contract with a Letter of Intent. After acquisition, the Company will need to construct certain improvements on the Property to conduct the Business, as intended, the total costs of which are estimated to be approximately $250 per square foot or Two Million Five Hundred Thousand Dollars ($2,500,000). To fund most the Construction Costs.

Investors can join us to build our first proto-type childcare center. Preferred stock is priced at $100 per share. If we raise the full $1,000,000 this will represent 10% of our preferred shares

Each holder of the Shares will receive Company's 3 Promises to Pay.

1st Promise to Pay (Return of investment plus 10% annually)
A cumulative, but non-compounded, preferred return, on his/her/its aggregate investment amount (*or such unreturned portion thereof*) at a fixed rate, per annum, equal to ten percent (10%) until such time as Company pays each of the holders of the Shares their principle investment back;
- For the avoidance of doubt, it should be noted that on a Reg CF investment of ten thousand dollars ($10,000) Company will make annual interest 1st Promise to Pay payments of one thousand dollars ($1,000) until such time as the Company pays back the original principal balance to the Reg CF investor. (i.e. return of Principal plus 10% annual interest)

2nd Promise to Pay (Profit sharing on franchise revenue)
Reg CF investors will be paid twenty five percent (25%) on all franchise/license payment funds, if any, received by Company (assuming $1,000,000 is raised through Reg CF, if less it is proportional). 2nd Promise to Pay will be paid annually to the Reg CF investors as a group with each individual investor receiving a proportional amount equal to the individual investor's Reg CF investment.
- For the avoidance of doubt, it should be noted that if Company receives one million dollars ($1,000,000) in franchise/license payments in a year, Company will make a 2nd Promise to Pay payment of two hundred and fifty thousand dollars ($250,000) to the Reg CF investors as a group to be divided proportionally to each investor based upon their percentage of the Reg CF investment. For example, if a Reg CF investor invests ten thousand dollars ($10,000) or one percent (1%) of the Reg CF investment then this investor will receive one percent (1%) or two thousand five hundred dollars ($2,500).

3rd Promise to Pay (Equity ownership in the Company)
In the event Company is sold Reg CF investors as a group will be paid ten percent (10%) of Company's net sales proceeds (assuming $1,000,000 is raised through Reg CF, if less it is proportional)
- For the avoidance of doubt, it should be noted that if Company's Common A-1 Shareholders sell Company and its franchise/license rights receiving fifty million dollars ($50,000,000) as

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Company net sales proceeds, then the Reg CF investors as a group will be paid ten percent (10%) or five million dollars ($5,000,000) of Company's net sales proceeds to be divided proportionally to each investor based upon their percentage of the Reg CF investment. For example, if a Reg CF investor invests ten thousand dollars or one percent (1%) of the Reg CF investment then this investor will receive one percent (1%) or fifty thousand dollars ($50,000).

This first Reg CF crowdfunding campaign is the start of our project. To be successful we intend to use these funds to purchase the land and start constructing the first prototype center and raise another round of financing through a Reg A+ Offering for up to $4M. Our goal is to have the first facility operational by the end of 2017.

Business Plan

Building a Health-Conscious Childcare Center

Cornerstone Kids, Inc. (the Cornerstone Kids") projects opening 200+ franchised/licensed nationwide locations over the next 5 – 10 years. Beginning with this Reg CF Offering, Company projects it will open its first location followed immediately by a Charleston, South Carolina franchised/licensed facility (the "Business").

Cornerstone Kids value proposition is *Healthy Kids & Families are our Main Concern*. Cornerstone Kids, Board of Directors are sparing no expense building a 1 of a kind state-of-the-art clean air, green, clean water facility capable of withstanding sustained winds up to 200 miles per hour where our Cornerstone Kids (our "Kids") can spend up to 12 hours daily in a lovingly safe nurturing 1 of a kind environment. **Each of the proposed 200+ Cornerstone Kids facilities will offer an environment that is a pathogen free airtight facility removing airborne contaminants as small and viscous as the flu virus creating a healthier environment** which should result in healthier kids which should result in less missed work days for their parents.

With the exception of Cornerstone Kids' facilities, Childcare facilities are similar in every U.S. city. Historically, parents make their childcare decisions based on price and location. Childcare competitors will find it difficult to compete with the Cornerstone Kids' facility where the health and well-being of each of our Kids and their families is now a major benefit inviting comparison. Families will quickly learn about the Cornerstone Kids' facility and its many benefits from media reports and word of mouth from parents within their community. This Network Effect will make it difficult for 'Old Standard' childcare facilities to compare. By any standard used to measure the comparison, Cornerstone Kids sets the standard higher thereby creating a Network Effect of excellence within the United States' community of families. Cornerstone Kids projects parental decision making parameters, all over the country, will morph from price and location to the following:

"if everything else is equal and our child is safer, drinks clean water, breathes fresh contaminant free air in a green energy building with green certified safe furnishings offering the after-school activities used currently by our family while offering a fresh hot dinner for four at the end of each workday why wouldn't we want our child to enroll in Cornerstone Kids".

100 of the 163 open Cornerstone Kids' spots are filled with the families of the 100 children each paying a $500 spot deposit. Cornerstone Kids anticipates all 163 spots will be filled with a paid waiting list in place prior to the Cornerstone Kids Aiken Grand Opening.

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Early Education using the Khan Academy

Cornerstone Kids parents will have, as a free after-school elective, the use of Khan Academy Khan as a curriculum tool. Our computer lab will always be open and available for a few minutes or more as each child's parent decides the proper time allocation for their child.

Microsoft founder and world's richest man Bill Gates discovered Khan Academy while searching for educational support for his children. The Gates' Foundation is a major donor to the Khan Academy as is AT&T, Google, The Disney Company and 100's more. Khan Academy offers courses in math, science, music, computer programming and computer science as well as other core subjects. For pre-k Khan Academy offers Duck, Duck, Moose – their early learning curriculum. For Infants and Toddlers, we will use the Creative Curriculum program from Teaching Strategies. Cornerstone Kids will work with parents to set their kids course structure. Remembering the earlier we start the greater the advantage.

Khan Academy online finds each student's true starting point. Kids are often too embarrassed to ask for help slipping further behind each week. Khan Academy fulfills the need for individualized learning.

After School Activities

Cornerstone Kids parents hustle every day, leveraging their after-work hours, juggling their commute and after-school activities with their kids. Cornerstone Kids offers a hot healthy dinner for our families at the end of each workday. We provide ballet, gymnastics, music lessons, martial arts, theater, and more after-school programs incorporating these activities into the time before our parents pick up their kids. Parents can drive safely not worrying about being late or having time for their kids to change their clothes to make the start of after-school ballet class. Our after-school activities can be completed before parent pick-up.

Constructed from the Ground Up with the Highest Quality Standards

Some kids spend up to 12 hours a day in childcare facilities whose environment does not care for their health. Aiken Cornerstone Kids air quality standards incorporate The Department of Energy's 'ZERO Energy' policies; EPA's airPLUS and Smart Ventilation programs for new construction with environmental improvements meaning an airtight facility for your kids removing airborne contaminants as small and viscous as the flu virus creating the healthiest childcare environment for your Kids.

Cornerstone Kids plans to outsource the design and construction of its Aiken South Carolina location and its projected 200+ additional nationwide franchise locations to award winning Insulsteel™ headquartered in Charleston, South Carolina. Insulsteel provides architectural, engineering and manufacturing of commercial buildings.

Insulsteel Building Enclosures offers the EcoShell™, which is an innovative building enclosure system that withstands hurricane winds up to 200 MPH, provides thermal insulation values equivalent to R-40 – R-58 (4-times greater than traditional wood framing) and can meet commercial requirements for a two-hour rated firewall. The EPA has awarded Insulsteel buildings with its incomparable Indoor "airPLUS" air quality certification. No other U.S. building material system is known to meet Insulsteel's high-quality, low-cost performance standards.

Building the First Prototype Facility

Company is under contract to purchase land at 102 Dominion Drive Aiken, South Carolina for Two Hundred Fifty Thousand Dollars ($250,000) (the "**Acquisition Cost**"). After acquisition, the Company will need to construct certain improvements on the Property to conduct the Business, as intended, the total costs of which are estimated to be approximately 250 per square foot or Two Million Five Hundred

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Thousand Dollars ($2,500,000) (the "**Construction Costs**"). To fund most the Construction Costs the Company intends to sell certain additional Preferred Shares (as defined below) in a subsequent offering (the "**Construction Cost Offering**") to be conducted after the subject Offering is closed.

Insulsteel is an energy and environmental building innovation company that provides client architectural and interior design, structural engineering, off-site manufacturing and construction. Insulsteel creates healthy, safe and energy efficient buildings for residential and commercial market sectors. Insulsteel provides clientele with buildings that are cost effective to build; environmentally sound and structurally superior to traditional buildings in energy efficiency, indoor air quality (IAQ) and total cost of ownership (TCO).

You can visit Insulsteel at: http://www.insulsteel.com and watch the attached Insulsteel Explainer Video.

We believe investing in Cornerstone Kids is a wonderful opportunity to help contribute towards building a new type of daycare facility focused on providing a healthy environment, family facility and early childhood education with access to the Khan Academy. This is the first of a planned 200 facilities. To compensate our investors, there are three parts to the investment offering:

Equity ownership in the Company, A return of your investment with 10% annual interest and profit sharing on all revenue from franchising our business. Please see the Overview beginning on page 6 for more details.

I hope you will join us on this exciting venture!

Lynne Fleming, Chairman and CEO

Management Team and Officers

The Company is, and will be, managed solely by its board of directors (the "**Board**"). The Board will have four (4) directors and the initial directors will be:

Lynne Fleming (*Board Chairman & Chief Executive Officer*);

Lynne Fleming, a long time Aiken resident and mother of two, has been providing childcare services for more than 25 years. She has built a thriving business serving more than 125 families, including more than 300 children. That accomplishment, coupled with her involvement in a wide array of community activities and her extensive experience with special needs and learning disabled children, has led to an ever increasing demand for her service.

With a desire to reach a larger community, Lynne joined with other members of her family to create Cornerstone Kids and make her vision of whole-family care a reality. In her role as CEO, Lynne is present in the facility on a daily basis, ensuring that all aspects of Cornerstone Kids work together to provide a safe and nurturing environment where children develop physically, intellectually, and emotionally, and where busy families have the resources necessary to thrive.

Jennifer Spencer (*President*);

Jennifer, owner of her own Michigan based, childcare business, relocated to Aiken in 2003 to join the family business. A mother of two and a second-generation childcare provider with more than twenty years of experience, Jennifer has also served in public school supervision and community outreach. Founder of a successful photography business, she has particular interest in visual and performing arts and incorporates these into a wide range of Cornerstone Kid developmental activities. In her role as Child Development Coordinator, Jennifer strives to integrate cognitive, creative, and physical activities into programs that promote both essential skill development and creativity.

Mia Nothaus

Mia, an established professional in the information technology industry and mother of two, knows first-hand the challenge of balancing career and family life. She eagerly joined with the women of her family to create Cornerstone Kids, contributing both her technical abilities and her deep understanding of working family needs. With twenty-five years of technical development and program management experience, Mia has the strategic, planning, and execution skills necessary to ensure that Cornerstone Kids is operated in a safe, efficient and environmentally sustainable manner; making it a responsible contributor to the local economy.

In her role as Technology Director, Mia is primarily responsible for management of Cornerstone Kids technical and facility resources. She also applies her extensive knowledge of computer software and systems to identify age appropriate development activities for incorporation in the Cornerstone Kids academic curriculum, ensuring that all students develop the technical skills essential to their future success.

Danielle Salivia

Dani has been a part of her family's childcare business since its earliest days, learning from Lynne's model to nurture, inspire and motivate others. She completed a Bachelor of Science in Nursing in 2005 at the University of South Carolina in Aiken and began her career as a registered nurse at Aiken Regional Hospital. She went on to serve at hospitals across the country before returning, in 2012, to Aiken Regional where she advanced to clinical supervision.

Dani fully understands the importance of high quality childcare and gained a deep appreciation for the unique and valuable service that her family's business has been providing all these years. Completing an Associate of Science degree in Early Childhood Development, she joined Cornerstone Kids as the Director; bringing not only her extensive nursing and childcare experience but valuable organizational,

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and supervisory expertise as well. In her role as Director, Dani is responsible for policy development and implementation, resource management, and teacher supervision.

The members of the Board may be elected/removed pursuant to the terms of the Bylaws; provided that, the above-named Board members will hold office indefinitely unless they otherwise quit or are removed pursuant to the terms the Bylaws. In addition to the Board, there may be certain other officers of the Company, appointed by the Board from time to time, which will assist the Board in the day to day operations of the Company.

Board Members

Name:	Lynne Fleming
Date of board service:	July 12, 2016
Principal Occupation:	Childcare Center Director
Board Positions held and dates:	Board Chairman and Chief Executive Officer
Business experience (min 3 years) with employer, dates, titles and responsibilities.	Providing childcare services for more than 25 years

Name:	Jennifer Spencer
Date of board service:	July 12, 2016
Principal Occupation:	Childcare Center Director
Board Positions held and dates:	Board Member and President
Business experience (min 3 years) with employer, dates, titles and responsibilities.	Providing childcare services since 2003.

Name:	Mia Nothaus
Date of board service:	July 12, 2016
Principal Occupation:	Information Technology Director
Board Positions held and dates:	Board Member and Vice President
Business experience (min 3 years) with employer, dates, titles and responsibilities.	Information Technology Director, Fresno Credit Bureau since 2003

Name:	Daniella Salivia
Date of board service:	July 12, 2016
Principal Occupation:	Clinical/Nursing
Board Positions held and dates:	Board Member and Vice President
Business experience (min 3 years) with employer, dates, titles and responsibilities.	Nurse, Aikens Regional Medical Centers since 2012. Degree in Nursing in 2005

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Advisors

Steve Bostic

Steve Bostic is the C.E.O. of the Insulsteel companies, including Insulsteel of South Carolina, LLC. Insulsteel has evolved from the consolidation of prior architectural design and build business entities including; White Oaks Capital, LLC, founded in 2004, and the Island Design and Architectural Center founded in 2005, and Amerisips, LLC, founded in 2009 and Insulsteel of S.C in 2015.

In 1995, Steve founded Electra Holdings, LLC, a company that owned and operated the American InterContinental University, a proprietary institution of higher education, with seven campuses accredited by the Southern Association of Colleges and Schools. Steve merged his holdings in American InterContinental University (annual revenues of $100 million) into Career Education Corporation, Inc., a leading publicly traded university system in 2001.

Prior to Electra Holdings, Steve was the principal owner and chairman of the American Photo Group LLC, an Atlanta-based company that he founded in 1981. APG operated a national network of 20 photo processing facilities serving major retailers in the mass consumer markets. In 1987, APG was named the "number one" company on the Inc. 500 list of fastest growing, privately held companies in the United States for the prior five-year period. APG's sales grew from $8 million in 1981 to over $100 million in 1987. Kodak acquired APG in the fall of 1987.

Steve's prior senior management experience in publicly traded companies includes president of Berkley Film Processing in New York, a NYSE listed company and Vice President and General Manager of a division of the North American subsidiary of PepsiCo, Inc., based in Ft. Wayne, Indiana. In addition, he has an extensive background in sales, marketing management and consumer product development having held positions ranging from commissioned salesman to Vice President of Marketing and Sales at major public companies, including American Hospital Supply, International Products Corporation and PepsiCo, Inc. Previously he was a project manager in new hospital design and construction for over 40 U.S. new healthcare facilities.

Steve is a graduate of Indiana University with a B.S. Degree in Marketing and Economics.

Tina Bostic

Tina Bostic is the C.O.O. of the Insulsteel Companies and is the Licensed Residential Builder of Insulsteel Constructors, LLC. Insulsteel has evolved from the integration of the Island Design and Architectural Center and Amerisips, LLC, located in St. Simons Island, Georgia.

Before starting IDAC with her husband Steve, Tina's previous career was in higher education at American InterContinental University (AIU), a proprietary university specializing in undergraduate and graduate degrees in business, applied art, interior design and fashion programs. During her 12 years at the University, she increased her responsibilities from a faculty member to Dean of Business Administration and Fashion Marketing and served as the president of the Buckhead Campus. In 1999, she was promoted to senior vice president for campus operations overseeing the University's seven campus presidents.

In addition to her other responsibilities at AIU, Tina also served as the Director of Institutional Effectiveness assuring adherence to accreditation agencies and federal government regulatory requirements. Tina also served regularly on accreditation committee review teams for the Southern Association of Colleges and Schools (SACS) to review accreditation for other colleges and universities. During her career at AIU annual revenues grew from $7 million to $100 million.

Tina completed doctoral courses at Georgia State University in Higher Education Administration, Ph.D., A.B.D.. She also holds an M.B.A. and a B.S. Degree (Cum Laude) in Business Administration/Psychology from Brenau University.

Jumpstart Micro™

Offering

There are three parts to our offering:

Equity

We are offering investors the opportunity to purchase 1,000 non-voting, Series A-1 Preferred Shares of the Cornerstone Kids, Inc (the "Shares") at $100 per share. The target investment amount is $100,000, or one percent (1%) of the total shares outstanding. Over-subscription of this offering can reach $1,000,000, which collectively would represent a ten percent (10%) ownership interest in Cornerstone Kids. Our valuation is based on comparisons to other companies in this market. Successful subscription to this offering will allow us to begin planning and acquire the land for the first prototype Cornerstone Kinds childcare facility. Please see 3rd Promise to Pay below.

Preferred Return

In addition to the ownership of preferred Stock, each investor receives a Preferred Return as defined below as our first promise to pay.

Profit Sharing

Once the company begins to franchise the business, Investors will also receive profit sharing. Please see 2nd Promise to pay below.

Each holder of the Shares will receive Company's 3 Promises to Pay.

1st Promise to Pay (Return of investment plus 10% annually)
 A cumulative, but non-compounded, preferred return, on his/her/its aggregate investment amount (*or such unreturned portion thereof*) at a fixed rate, per annum, equal to ten percent (10%) until such time as Company pays each of the holders of the Shares their principle investment back;
- For the avoidance of doubt, it should be noted that on a Reg CF investment of ten thousand dollars ($10,000) Company will make annual interest 1st Promise to Pay payments of one thousand dollars ($1,000) until such time as the Company pays back the original principal balance to the Reg CF investor. (i.e. return of Principal plus 10% annual interest)

2nd Promise to Pay (Profit sharing on franchise revenue)
Reg CF investors will be paid twenty five percent (25%) on all franchise/license payment funds, if any, received by Company (assuming $1,000,000 is raised through Reg CF, if less it is proportional). 2nd Promise to Pay will be paid annually to the Reg CF investors as a group with each individual investor receiving a proportional amount equal to the individual investor's Reg CF investment.
- For the avoidance of doubt, it should be noted that if Company receives one million dollars ($1,000,000) in franchise/license payments in a year, Company will make a 2nd Promise to Pay payment of two hundred and fifty thousand dollars ($250,000) to the Reg CF investors as a group to be divided proportionally to each investor based upon their percentage of the Reg CF investment. For example, if a Reg CF investor invests ten thousand dollars ($10,000) or one percent (1%) of the Reg CF investment then this investor will receive one percent (1%) or two thousand five hundred dollars ($2,500).

3rd Promise to Pay (Equity ownership in the Company)
In the event Company is sold Reg CF investors as a group will be paid ten percent (10%) of Company's net sales proceeds (assuming $1,000,000 is raised through Reg CF, if less it is proportional)
- For the avoidance of doubt, it should be noted that if Company's Common A-1 Shareholders sell Company and its franchise/license rights receiving fifty million dollars ($50,000,000) as Company net sales proceeds, then the Reg CF investors as a group will be paid ten percent

(10%) or five million dollars ($5,000,000) of Company's net sales proceeds to be divided proportionally to each investor based upon their percentage of the Reg CF investment. For example, if a Reg CF investor invests ten thousand dollars or one percent (1%) of the Reg CF investment then this investor will receive one percent (1%) or fifty thousand dollars ($50,000).

Purpose of the Offering

The proceeds of this offering are being used to for planning, land acquisition and contribute towards the building of the first 10,000sf Cornerstone Kids facility.

Use of proceeds for minimum and maximum offering

Acquire land for the first site and hire Insulsteel (http://www.insulsteel.com) and their host of support companies to assist Cornerstone Kids in the development of a first mover blueprint for the construction and promotion of Childcare Centers where 'Healthy Kids & Families are Our Main Concern'.

This blueprint will become Company's intellectual property used to promote and develop Healthy Childcare facilities first in South Carolina and ultimately across the country.

Below is a breakdown:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 100,000	$1,000,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 6,000	$ 60,000
(B) Crowdfunding Marketing	$ 4,000	$ 40,000
(C)	$	$
Net Proceeds	$ 90,000	$ 900,000
Use of Net Proceeds		
(A) Property Purchase	$	$250,000
(B) Property Development	$	$100,000
(C) Facility Construction	$	$
(D) Legal & Accounting	$10,000	$150,000
(E) Corporate Professional Services	$30,000	$35,000
(F) Outsourced Consultancy & 3rd Party Marketing Services	$20,000	$215,000
(G) South Carolina Childcare Application Process		$50,000
(H) Operating Capital	$30,000	$100,000
Total Use of Net Proceeds	$90,000	$900,000

Before making any investment, the investor should review all documents and disclosures, including links to other investor disclosures, as provided by Jumpstart Micro. Once ready to invest, the investor should select Invest Now on the Company's listing page, and provide their information to make an investment.

Jumpstart Micro™

Upon receipt of the investor's information, Jumpstart Micro will send a confirmation email to the Investor, including a PDF of the transaction and notification of their right to cancel their investment commitment at any time up to 48 hours before the close of the offering. Upon the closing date of the offering, if the investment commitments have reached the stated minimum offering target, the investment is processed.

Within 30 days from the receipt of funds by Cornerstone Kids, the Company will deliver a security certificate to the Investor that will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment for any reason until 48 hours prior to the stated Offering Deadline.

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Jumpstart Micro™

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Preferred A-1 Stock
Voting Rights:	None
Limitations on voting or other rights:	No voting right, all preferred stock holders have the same rights
How may the terms of the securities being offered be modified?	The term of the Preferred stock issued in the Offering cannot be modified.

Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
Preferred A-1	10,000	0	No	Yes	*1
Preferred A-2	50,000	0	No	Yes	*1
Preferred A-3	10,000	0	No	Yes	*1
Common Stock:					
Common A-1	22,500	22,500	Yes	Yes	
Common A-2	67,500	67,500	No	No	
Other:					

Class of Security	Securities reserved for issuance upon exercise or conversion
Warrants:	0
Options:	0
Other Rights:	
Total Fully Diluted Shares:	**90,000**

Notes

Jumpstart Micro™

Note *1: Each of the authorized shares of "preferred stock" of the Company above (*together, the "Preferred Shares"*) has certain unique rights (*e.g. priority with respect to the payment of dividends, etc.*) as identified in the Articles of Incorporation, which are subject to change pursuant to the terms of the Company Organizational Documents.

Each holder of the Shares will be entitled to receive a cumulative, but non-compounded, preferred return, on his/her/its aggregate investment amount (*or such unreturned portion thereof; see below*) at a fixed rate, per annum, equal to ten percent (10%) until such time as Company pays each of the holders of the Shares their principle investment back.

Such amounts will be paid by the Company in the order, proportion and priority provided in the Shareholder Agreement (*an "Interest Payment" and collectively the "Interest Payments"*):

- Ten percent (10%) interest on the initial investment amount will be paid by Company to holders of Preferred Shares (*a "Non-Liquidating Preferred Payment*"); and

- If either the Company as a whole is sold or substantially all of the assets of the Company are sold, the holders of Preferred Shares will, as a group, be entitled to receive their initial investment amount plus ten percent (10%) interest on their initial investment amount by Company (*a "Liquidating Preferred Payment*").

For the avoidance of doubt, it should be noted that: (a) **any and all Preferred Payments made by the Company will be paid to the holders of <u>ALL</u> classes of Preferred Shares, not just the Shares made part of the Offering.**

Principal Security Holders

Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
Lynne Fleming	Common A-1 Voting	22,500	100%
Jennifer Spencer	Common A-2	22,500	
Mia Nothaus	Common A-2	22,500	
Danielle Salivia	Common A-2	22,500	

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **Common A-1 is only one class of security with voting rights. Additional common or preferred stock may be issued and dilute all existing shareholders.**

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **Yes, Preferred stock is non-voting and the current issued A-1 common stock is voting stock with control over decision making.**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founders hold a majority of the shares and voting rights which provides them the ability to take actions on behalf of all shareholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The shareholders from this offering will have a minority interest.**

How are the securities being offered valued? **Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method.**

Jumpstart Micro™

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides them the ability to make management decisions which are in the best interest of the company and shareholders.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which would be senior to all equity positions in the company. If a new equity offering is made, the company will issue more shares which may dilute the value of existing shares. It's possible, depending on the circumstances, that the new equity could have provisions more favorable than the existing class. At the current time none of these future financings are contemplated by management.**

Current Debts

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
none				

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure on the Funding Portal.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering

Jumpstart Micro™

unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Company/Business Risk

A significant capital infusion is necessary, and subsequent capital infusions may be necessary, in order to make the Company's plan with respect to the Business viable. Specifically speaking, in order for the Company's plan with respect to the Business viable as intended, the Company will need to receive the full amount of the current Offering as well as the full amount of the Construction Cost Offering discussed above, there can be no assurance that the Company will be successful in raising such funds. If the Company does not receive the full amount of the current Offering and the Construction Cost Offering, or is otherwise unable to raise the necessary capital to fund the Construction Costs, the Company's business will be materially adversely affected and you will recognize a loss of your investment in the Shares.

The Company is a newly formed entity with no significant assets and no prior existing business which has been formed for the sole purpose of acquiring the Property and conducting the Business. As a result, the sole material asset of the Company will be its interest in the Property (and the proprietary rights (*if any*) in the products and services offered in connection with the Business). Any investment in a company which only owns a single asset will be materially affected by the value of such asset and any substantial decline in the value of such asset would be detrimental to the holding company. Accordingly, the Company's investments are not diversified and the Company is subject to a greater risk of loss than if its investments were diversified. If the value of the Property is materially adversely affected and/or fails to monetize as anticipated, it will be materially detrimental to the success and profitability of the Company and you will recognize a loss of all or a part of your investment in the Shares.

There can be no assurance that the proposed Business will be profitable. Accordingly, there is no guarantee that the Company will ever realize any significant operating revenues, or that its operations ever will be profitable and you may lose all, or a substantial part, of your investment in the Shares.

The Company anticipates that the aggregate investment proceeds received from the Offering and from any and all outside capital contributions received by the Company, together with the proceeds from the Business, will be more than sufficient to fully cover all expenses of the Business (*i.e. Property Purchase, Construction Costs, Offering Expenses, the Initial Operating Costs and the Ongoing Expenses*) resulting, ultimately, in certain dividends being made to investors. In the event that these assumptions prove to be inaccurate the Company may fail and/or you may recognize a loss of all or a part of your investment in the Shares.

The Company's operations and viability will be highly dependent on the efforts of certain existing key personnel of the Company. If the Company were to lose the services of such existing key personnel, or any of them for whatever reason, and it was unable to locate suitable replacements the Company's business and profitability may be materially adversely affected and you may recognize a loss of all or a part of your investment in the Shares.

The success of the Company will depend, in material part, on the acceptance of its business model by parents with children in the Aiken South Carolina area. To the extent the business model is materially compromised, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Jumpstart Micro™

Market Risk

The Company believes that the business model it intends to offer as part of its Business is, and will be, unique not yet seen in the childcare markets and will exist in a product class of its own with distinct franchise potential. However, the Company's intended business model within the childcare space, can be highly competitive. Given the potentially significant competition in the subject market, there is no guaranty that the proposed Business will be successful or franchised in the long run.

In producing its business model, the Company will depend on the years of successful operation of its key founders Lynne Fleming and Jennifer Spencer. However, as the childcare space is highly regulated and extremely competitive there is no guarantee that the business model and the successful history of Fleming and Spencer will result in a profitable and franchised business. Certain regulations and competition for qualified employees may result in the Company being forced to pay unbudgeted compliance and staffing costs. In either case, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares

Investment Risk

An investment in the Shares involves a high degree of risk and there is no guaranty that the Company will be profitable. **As a result, you may suffer a substantial (*or even a complete*) loss of your investment in the Shares. ACCORDINGLY, YOU SHOULD NOT PURCHASE SHARES IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT.**

The holders of the Shares will have no voting rights and, accordingly, will have little no effective control over, or direct input into, the management or decisions of the Company.

Illiquid Investment; Long-term Nature of Investment:

The Company has not registered, is not under any obligation to register, and does not intend to register the Shares with any regulatory authorities at any time in the future. As a result, the Shares are, and will be, extremely illiquid which materially impairs the ability of the holders of Shares to easily dispose of them should the need arise. Further, there currently is no market for the Shares and it is highly unlikely that any such market will develop in the near future. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of the Shareholder Agreement, to dispose of the Shares, you should not expect a market for the Shares will exist at any time in the future. Accordingly, due to the restrictions on transferability of, and the lack of any market for, the Shares an investment in the Shares is long-term and you will probably will not be able to liquidate your investment in the Shares in the event of an emergency or for any other reason (*at least not in a timely manner and/or without a substantial loss of your investment*).

While the Company intends to pay certain Preferred Payments and other dividends in the future, there can be no assurance that cash flow and/or profits from the Business (or otherwise) will allow such payments to be made.

The Offering Price of the Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs with respect to the Business and bears no relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

Additional Risk

In addition, there are multiple Offerings to reach the full amount needed for the business. As such, there is no guaranty the Company will realize the full amount of the Offering. To the extent the Company is not able to sell all of the Shares and, as a result, does not have the necessary capital to establish and maintain the Business as intended, it could have a material adverse effect on the Company's (*and ultimately the Business'*) operations and profitability and you may recognize a loss of your investment in the Shares.

Jumpstart Micro™

Limited Voting Rights and Control:

The holders of the Shares will have very limited voting rights and, accordingly, will have little to no effective control over, or direct input into, the management or decisions of the Company.

Arbitrary Determination of Offering Price:

The Offering Price of the Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs with respect to the Business and bears no material relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

The foregoing is a summary of certain risks associated with the Company and its business **AND IS NOT INTENDED TO BE COMPLETE.**

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Cornerstone Kids, Inc was formed in July 2016.

Please see APPENDIX B for financial projections and Appendix C for certified historical financials.

	Historical Financials		Pro Forma Financials		
Fiscal Year:	2015	2016	2017	2018	2019
Expected # of Employees:	0	4	4	24	27
Balance Sheet Highlights					
Total Assets:	$0	$14,370	$3,794,370	$4,408,743	$5,054,203
Cash and Cash Equivalents:	$0	$14,370	$ 934,370	$1,424,703	$1,959,233
Accounts Receivable:	$0	$0	$0	$ 14,040	$ 14,791
Short-term Debt:	$0	$0	$0	$0	$0
Long Term Debt: *	$0	$70,000	$0	$0	$0
Income Statement Highlights:					
Revenue/Sales: **	$0	$0	$0	$2,934,700	$3,603,709
Cost of Goods/services Sold:		$56,130	$1,040,000	$2,210,328	$2,833,001
Taxes Paid:			$0	$0	$ 15,427
Net Income:	$0	$0	($1,150,000)	$ 614,373	$ 545,280
Cash Flow Highlights					
Beginning Cash:	$0	$0	$ 14,370	$ 934,370	$1,424,703
Ending Cash:	$0	$14,370	$ 934,370	$1,424,703	$1,959,233
Basis: (Cash or Accrual)	Accrual	Accrual	Accrual	Accrual	Accrual

Jumpstart Micro™

2015 Notes:	Company was not in operations during 2015
2016 Notes:	The Company was formed in July 2016 and began planning
2017 Notes:	In 2017, the Company is raising this round of financing, with plans for an additional $4M offering. Land is acquired, architectural plans finished and with the addition capital constructions will begin.
2018 Notes:	Fully operating Facility. Plans begin for licensing and expansion
2019 Notes:	Financials only show the single facility, but licensing the model will continue
*Long Term Debt:	Shareholder notes
**Revenue/Sales:	Tuition and fees from Cornerstone Kids elective activities. As well as franchising revenue.

Anticipated but not guaranteed Cashflow to Investors:

If $1M is raised, the financial plan shows $100,000 paid in interest each year to the CF investor group which is 10% of their original investment.

The financial plan shows a payment to the CF investment group of 25% of all master licensing fees and on-going annual licensing revenues. Below are the projected results. This will continue beyond these projected financials and assumes $1M is raised in this CF offering to represent the 10% otherwise it is proportional.

Projected but not guaranteed payments to CF Investors				
	2017	2018	2019	2020
CF Investor Franchise License Fee @ 25%	-	312,500	312,500	312,500
CF Investor Annual Franchise Fee @ 25%	-	15,313	54,688	120,313
CF Investor Royalty on Revenue @ 25%	-	23,133	129,938	315,000
CF Investor Interest Payments (10%)	-	100,000	100,000	100,000
	$ -	$ 450,945	$ 597,125	$ 847,813
CF Investor group total original investment is $1,000,000				

Financial Summary
The Company believes that they are ready to acquire their first prototype site and begin construction in 2017 and is raising the needed capital to start operations. The founding team is committed to the success of the business and has the experience and skills needed.

The Company believes the business value will increase quickly once the facility is in production. This will result in distributions to shareholders and possible sale of the business in the future or other liquidity event.

Operating History
The Company was formed in July 2016 and has a limited operating history.

Financial Statements
Attached as Appendix C is the company's current financial statements. Appendix B is projected financials.

Ongoing Reporting
The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
http://www.aikencornerstonekids.com/annualreport

Jumpstart Micro™

The issuer must continue to comply with the ongoing reporting requirements until:
 (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
 (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer
 than 300 holders of record and has total assets that do not exceed $10,000,000;
 (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
 (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or
 (5) the issuer liquidates or dissolves its business in accordance with state law

Appendix A – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Disclosure bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer;

        (B) engaging in the business of securities, insurance or banking; or

        (C) engaging in savings association or credit union activities; or

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10dyear period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,

    investment adviser or funding portal;

    (ii) places limitations on the activities, functions or operations of such person; or

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

    (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct

Jumpstart Micro™

inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Jumpstart Micro™

Appendix B- Projected Financials

Aikens Cornerstone Kids, Inc
Projected Profit & Loss Statement

	2016 (Actual)	2017	2018	2019	2020
REVENUE					
Operating Revenue (Aikens SC Facility)					
Annual Registration Fee	-	-	19,580	20,403	21,259
Supply Fee	-	-	17,524	18,260	19,027
Dinner	-	-	340,560	355,515	371,024
Activities	-	-	122,400	146,880	176,256
Infants/Crawlers	-	-	156,427	162,997	169,843
Infants/Toddlers	-	-	140,784	146,697	152,859
Two Year Olds	-	-	112,628	117,358	122,287
Three Year Olds	-	-	168,941	176,037	183,430
Four Year Olds	-	-	212,741	221,676	230,987
After School	-	-	239,334	249,386	259,860
Total Operating Revenue	-	-	**1,530,919**	**1,615,209**	**1,706,831**
Licensing Revenue					
Franchise Licensing Fee		-	1,250,000	1,250,000	1,250,000
Annual Franchise Fee 12.5%		-	61,250	218,750	481,250
Royalty on Revenue 12.5%		-	92,531	519,750	1,260,000
Total Licensing Revenue		-	**1,403,781**	**1,988,500**	**2,991,250**
Total Revenues	-	-	**2,934,700**	**3,603,709**	**4,698,081**
EXPENSES					
Employee Expenses					
Salaries & Payroll Taxes	-	90,000	714,383	753,875	797,141
Benefits	-	-	47,860	49,871	57,258
SG&A		-			
Marketing	506	-	-	-	-
G&A and Travel	-	85,000	169,140	168,644	155,280
Professional Services	47,207	365,000	-	-	-
Office Expenses	-	-	77,054	78,362	103,305
Finance Expenses					
Bank Fees	232	-	-	-	-
Mortgage Payable		-	-	288,000	288,000
Capital Raising		500,000	-	-	-
Dividends to Investors		-	-	-	-
CF Investor Franchise License Fee @ 25%		-	312,500	312,500	312,500
CF Investor Annual Franchise Fee @ 25%		-	15,313	54,688	120,313
CF Investor Royalty on Revenue @ 25%		-	23,133	129,938	315,000
CF Investor Interest Payments (10%)		-	100,000	100,000	100,000
RegA Investor Sub-Franchise Fee Revenue @ 25%		-	312,500	312,500	312,500
Reg A Investor Franchise Fee Revenue @ 25%		-	15,313	54,688	120,313
RegA Investor Royalty Fee Revenue @ 25%		-	23,133	129,938	315,000
RegA Investor Interest Payments (10%)		-	400,000	400,000	400,000
Total Expenses	47,945	1,040,000	2,210,328	2,833,001	3,396,609
EBITDA	(47,945)	(1,040,000)	724,373	770,707	1,301,472
Depreciation	-	110,000	110,000	110,000	110,000
Pre Tax Income (Loss)	(47,945)	(1,150,000)	614,373	660,707	1,191,472
Taxes (20%)	-	-	-	15,427	238,294
NET INCOME	(47,945)	(1,150,000)	614,373	645,280	953,178

Notes:

1) Franchise license is given to a Licensee to build facilities. Planning for 200 with 7 in 2018, 25 in 2019, and 80 in 2020

2) Annual Franchise Fee - each facility will pay an annual fee of $70,000

3) Royalty fee - Each facility will pay 9% royalty and 2% Ad Fund.

4) Dividends. CF Investors and Reg A investors each get 25% of the franchise fees on all facilities

5) Expense - CF and RegA investors receive 10% on their investment until the Company returns their investment at which time interest payments end.

6) Depreciation assumes 25 years on property plant and equipment

7) Income taxes assumes a corporate tax rate of 20%

Financials projections prepared by the Company

Jumpstart Micro™

Aikens Cornerstone Kids, Inc
Projected Balance Sheet

	2016 (actual)	2017	2018	2019	2020
ASSETS					
Cash	14,370	934,370	1,424,703	1,959,233	2,801,596
Accounts Receivable	-	-	14,040	14,791	15,605
Total Current Assets	14,370	934,370	1,438,743	1,974,023	2,817,202
Fixed Assets					
Accumulated Depreciation	-	110,000	220,000	330,000	440,000
Office, Employee, other	-	-	-	-	-
Total Fixed Assets	-	110,000	220,000	330,000	440,000
Other Assets	-	-	-	-	-
Goodwill	-	-	-	-	-
Intellectual Property	-	-	-	-	-
Patent	-	-	-	-	-
R&D Property	-	2,750,000	2,750,000	2,750,000	2,750,000
Total Other Assets	-	2,750,000	2,750,000	2,750,000	2,750,000
TOTAL ASSETS	14,370	3,794,370	4,408,743	5,054,023	6,007,202
LIABILITIES					
Current Liabilities	-	-	-		
Accrued Expenses					
Capital Lease	-	-	-	-	-
Accrued Interest Payable	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-
Long Term Liabilities	-	-	-	-	-
Loans from Officers	70,000	-	-	-	-
Bank Loan/Line	-	-	-	-	-
Total Long Term Liabilities	70,000	-	-	-	-
TOTAL LIABILITIES	70,000	-	-	-	-
EQUITY					
Common Stock	500	500	500	500	500
Preferred Stock - RegA	-	1,000,000	1,000,000	1,000,000	1,000,000
Preferred Stock - RegCF	-	4,000,000	4,000,000	4,000,000	4,000,000
Retained Earnings	-	(56,130)	(1,206,130)	(591,757)	53,523
Net Income	(56,130)	(1,150,000)	614,373	645,280	953,178
TOTAL EQUITY	(55,630)	3,794,370	4,408,743	5,054,023	6,007,202
TOTAL LIABILITIES & EQUITY	14,370	3,794,370	4,408,743	5,054,023	6,007,202

Notes:

Investments are treated as Preferred Stockholders with 2 "promises to pay". The promises to pay are treated as expenses and are not on the balance sheet. See the Income Statement to see the payouts to investors.

Financial projections prepared by the Company

Jumpstart Micro™

Appendix C – Certified Financial Statements

HISTORICAL FINANCIAL STATEMENTS CERTIFED BY THE CEO ON THE NEXT PAGES

Jumpstart Micro™



Cornerstone Kids

Healthy Kids and Families

Lynne Fleming, as the CEO and founder of Aiken Cornerstone Kids, Inc., on this day of January 26, 2016, certifies that:

The historical financial statements of Aiken Cornerstone Kids, Inc., included in this Form are true and complete in all material respects; and tax returns for these years have been or will be filed on time filed and reflect the same information.

The Company was formed on July 12, 2016 and has a limited operating history.

Signed;

Lynne M. Fleming

CEO and Founder

Aiken Cornerstone Kids, Inc.

Cornerstone Kids

Healthy Kids and Families

548 PINTAIL DRIVE
AIKEN, SC 29803

PHONE: 803 640-8252
EMAIL: lfleming@aikencornerstonekids.com
WEBSITE: www.aikencornerstonekids.com

CORNERSTONE KIDS, INC
Balance Sheet
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Cash	14,370.30
Total Current Assets	**$14,370.30**
Other Assets	
WebSite Development	$0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$14,370.30**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	-
Shareholder Notes Payable	$70,000.00
Total Long-Term Liabilities	**$70,000.00**
Total Liabilities	**$70,000.00**
Equity	
Common Stock	500.00
Preferred Stock	$0.00
Retained Earnings	$0.00
Net Income	($56,129.70)
Total Equity	**($55,629.70)**
TOTAL LIABILITIES AND EQUITY	**$14,370.30**

CORNERSTONE KIDS, INC
Profit and Loss
January 1 - December 31, 2016

	Total
Income	
Sales	$0.00
Total Income	**$0.00**
Gross Profit	**$0.00**
Expenses	
Consulting & Professional Services	47,207.00
Marketing	505.50
Website Development	-
Bank Fees	232.00
Office Expenses	-
Travel & Entertainment	-
Payroll	-
Other	8,185.20
Total Expenses	**$56,129.70**
Net Operating Income	**($56,129.70)**
Net Income	**($56,129.70)**